EXHIBIT 10.15

NEWS

FROM:             Riv Acquisition Holdings, Inc.
                  3753 Howard Hughes Parkway, Suite 101
                  Las Vegas, Nevada 89109


CONTACT:          Rubenstein Associates, Inc.
                  Rick Matthews (212) 843-8267 or rmatthews@rubenstein.com Carolyn Nurnberg (212) 843-9316 or cnurnberg@rubenstein.com

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                   INVESTOR GROUP RESPONDS TO RIVIERA HOLDINGS
                                     BOARD

          Calls for Board to Drop Opposition, Let Stockholders Consider
                               $27-per-Share Offer


LAS VEGAS, NEV, March 29, 2007 - In a letter delivered today, Riv Acquisition Holdings Inc. ("Riv Acquisition") called for the Board of Directors of Riviera Holdings Corporation (AMEX: RIV) to drop its opposition to the private investment group's $27-per-share offer and to submit it to the company's shareholders for consideration.

Riv Acquisition consists of Paul C. Kanavos and Robert Sillerman, the managing members of New York-based Flag Luxury Properties, LLC, Las Vegas developer Brett Torino, and Starwood Capital Group Chairman and CEO Barry Sternlicht.

On behalf of the group, Mr. Kanavos today said, "Having acquired all of the stock previously owned by Riviera's chairman and CEO at $15.00 per share and having previously entered into a Board approved merger agreement with Riviera at a price of $17.00 per share, we were dismayed to receive a letter from the Board that completely ignored whether our proposal would deliver value for those shareholders who had not previously had the opportunity to sell their shares to us. Instead, it focused on why we should be disqualified from moving forward with our proposal to acquire Riviera. We feel strongly that the company's stockholders deserve the opportunity to consider our offer and the Board should not stand in the way, particularly given that its opposition is based on what are clearly flawed arguments."

Today's letter indicated that the group would be sending the Riviera Board an executed merger agreement shortly and would require an immediate response, concluding, "We expect that Riviera's stockholders will hold the Board accountable if it continues to ignore its fiduciary duties."

The full text of today's letter from Riv Acquisition to the Riviera Holdings Board is as follows:

                                    March 29, 2007

William L. Westerman
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Dear Bill:

I was extremely disappointed to receive your letter dated March 28, 2007 (copy attached) responding to my letter dated March 26, 2007, in which the investment group that owns Riv Acquisition Holdings proposed to acquire all of the issued and outstanding stock of Riviera Holdings Corporation at a price of $27.00 per share in cash.

In your letter, you take the position that Riv Acquisition Holdings' March 21, 2007 agreement with Triple Five Investco LLC and Dominion Financial LLC triggers various provisions of Riviera's articles of incorporation and the Nevada corporate statute that would preclude us from entering into a merger with Riviera for a three-year period. Our group vehemently disagrees with this assertion. Without entering into a detailed analysis of the many reasons your position is incorrect, let me merely point out the following:

First, the Board has already granted us a waiver of the anti-takeover provisions in Riviera's articles of incorporation as well as the business combinations provisions in the Nevada corporate statute. Second, the grant of the option in the agreement with Triple Five and Dominion Financial is expressly contingent on obtaining Board approval under the control share acquisition provisions of the Nevada corporate statute. Third, despite the fact that the Board had already granted us a waiver under the articles, we ensured that the option grant was also contingent on another waiver under the articles precisely in order to avoid the debate in which you are trying to embroil us. Fourth, and most importantly, nothing in Riviera's articles or the Nevada corporate statute prevents the Board from engaging in discussions with us or recommending our proposal to the stockholders.

You also allege that our group made repeated requests for Board approvals in order to permit a lock-up of the stock held by Triple Five and Dominion Financial. This is simply false. Our group asked for Board approvals that would allow us to actually acquire outright the stock held by Triple Five and Dominion Financial. When the Board refused to grant us those approvals, we were forced to purchase an option from Triple Five and Dominion Financial that, again, was expressly conditioned on obtaining the necessary Board approvals.

In your letter, you go to great lengths to construct arguments as to why our group is effectively precluded from ever acquiring Riviera. While, as mentioned above, none of these arguments is valid, what is truly shocking is that nowhere in your letter is there any consideration of whether our offer would deliver value to Riviera's stockholders. Ignoring the merits of our offer is directly contrary to the Board's fiduciary duties. The Board's legal responsibility is to obtain the highest and best possible value for its stockholders, not to find spurious reasons why bidders (and in this case, the sole bidder) should be disqualified from acquiring the company. We are at a loss to understand why the Board is more interested in disqualifying our proposal than evaluating it. Let me remind you - our offer represents (1) a $10 dollar - or 59% - increase in the $17 price that we previously agreed with the Board and that the Board saw fit to recommend to the stockholders; (2) a 21% premium to Riviera's 20-day trailing price as of the last business day prior to the announcement of our proposal; and
(3) a 12% premium to Riviera's 5-day trailing price prior to such announcement.

We reiterate our position that our investment group is prepared to enter into a merger agreement with Riviera on substantially the same terms as the April 5, 2006 merger agreement. In your letter, you express the concern that stockholders should be able to respond to competing takeover proposals. As you well know, the April 5, 2006 merger agreement contained a provision allowing the Board to consider superior proposals, and any new merger agreement with our investment group would contain the same provision.

We recognize that the execution of our proposed merger agreement with Riviera would trigger the payment of the break-up fee under the April 5, 2006 merger agreement. Our investment group would be prepared to agree that the break-up fee would not have to be paid until the completion of our merger with Riviera or the execution of a merger agreement between Riviera and a third party acquirer.

We intend to proceed expeditiously to obtain the necessary gaming approvals in Nevada and Colorado. One of the members of our investment group is already licensed in Nevada and Colorado and we intend to structure our acquisition of Riviera in order to take advantage of this, thereby shortening the gaming approval process. As previously discussed with you, we would also strongly consider allowing existing management to stay in place pending gaming approval in order to further minimize the period between signing and closing.

We will shortly be sending the Board an executed merger agreement and we will require an immediate response. We expect that Riviera's stockholders will hold the Board accountable if it continues to ignore its fiduciary duties.

Very truly yours,



Paul C. Kanavos


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